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                                             -----------------------------------
                                                        OMB APPROVAL
                                             -----------------------------------
                                             OMB Number               3225-0145
           UNITED STATES                     Expires:           August 31, 1999
      SECURITIES AND EXCHANGE                Estimated average burden
            COMMISSION                       hours per response           14.90
      WASHINGTON, D.C. 20549                 -----------------------------------


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*

                              WEBTRENDS CORPORATION
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                           COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   94844D 10 4
               --------------------------------------------------
                                 (CUSIP Number)

                                FEBRUARY 18, 1999
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)

         [ ]      Rule 13d-1(c)

         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to a all other provisions of the Act (however, see the Notes).

         POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


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
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CUSIP NO.                                           SCHEDULE 13G                   Page 2 of 6 Pages
94844D 10 4
---------- --------------------------------------------------------------------------------------------------------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Elijahu Shapira
---------- --------------------------------------------------------------------------------------------------------------

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)      [ ]
                                                                                  (b)      [X]
---------- --------------------------------------------------------------------------------------------------------------

3          SEC USE ONLY

---------- --------------------------------------------------------------------------------------------------------------

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States citizen

----------------------- ------- -----------------------------------------------------------------------------------------
                        5       SOLE VOTING POWER

                                        2,440,000
NUMBER OF               ------- -----------------------------------------------------------------------------------------
SHARES                  6       SHARED VOTING POWER
BENEFICIALLY
OWNED BY                                202,500*
EACH                    ------- -----------------------------------------------------------------------------------------
REPORTING               7       SOLE DISPOSITIVE POWER
PERSON
WITH                                    2,440,000
                        ------- -----------------------------------------------------------------------------------------
                        8       SHARED DISPOSITIVE POWER
                                        202,500*
---------- --------------------------------------------------------------------------------------------------------------

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

           2,642,500*

           *Includes 202,500 shares held by Anne Lim Shapira as trustee of The Shapira Group Trust, U/A/D 9/29/98.  Mr.
           Shapira disclaims beneficial ownership of such shares.
---------- --------------------------------------------------------------------------------------------------------------

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]
---------- --------------------------------------------------------------------------------------------------------------

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            20.5%
---------- --------------------------------------------------------------------------------------------------------------

12         TYPE OF REPORTING PERSON
           IN
---------- --------------------------------------------------------------------------------------------------------------


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ITEM 1(a).  NAME OF ISSUER:

            WebTrends Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            851 SW Sixth Avenue, Suite 1200, Portland, Oregon 97204

ITEM 2(a).  NAME OF PERSONS FILING:

            Elijahu Shapira

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            851 SW Sixth Avenue, Suite 1200, Portland, Oregon 97204

ITEM 2(c).  CITIZENSHIP:

            United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            94844D 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP.

            (a) Amount beneficially owned:  2,642,500*

            (b) Percent of class:  20.5%

            (c) Number of shares as to which such person has:

                  (i)    Sole power to vote or direct the vote:  2,440,000

                 (ii)    Shared power to vote or to direct the vote:  202,500*

                (iii)    Sole power to dispose or to direct the disposition of:
                         2,440,000

                 (iv) Shared power to dispose or to direct the disposition of: 202,500*

            *Includes 202,500 shares held by Anne Lim Shapira as trustee of The Shapira Group Trust U/A/D 9/29/98. Mr. Shapira disclaims beneficial ownership of such shares.

                                      -3-
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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2000

                                 /s/ Elijahu Shapira
                                 ------------------------
                                     Elijahu Shapira


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